Kayne Anderson MLP Investment Company
1800 Avenue of the Stars, Second Floor
Los Angeles, California 90067
(310) 556-2721
August 25, 2008
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2
Amendment No. 2
(File Nos. 333-151975 & 811-21593)

Dear Mr. Sandoe:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kayne Anderson MLP Investment Company (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. Washington, D.C. time on Wednesday, August 27, 2008, or as soon thereafter as practicable.
     The Company acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, Kayne Anderson MLP Investment Company
By:	/s/ TERRY A. HART
Terry A. Hart
Chief Financial Officer and Treasurer

cc:	Kevin S. McCarthy, Kayne Anderson MLP Investment Company
David A. Hearth, Esq.